                                                                    EXHIBIT 99.2


                            COMPARATIVE MARKET DATA

     Healthdyne Common Stock and Tokos Common Stock are quoted on the Nasdaq National Market ("Nasdaq") under the symbols "HDYN" and "TKOS", respectively. Upon consummation of the Merger, Newco Common Stock is expected to be quoted on Nasdaq under the symbol "MATR." Newco has applied to the Nasdaq to have the shares of Newco Common Stock to be issued in the Merger included in the Nasdaq. The table below sets forth, for the calendar quarters indicated, the high and low sales prices per share quoted on Nasdaq for Healthdyne Common Stock (adjusted to reflect the Spinoffs) and Tokos Common Stock. The information with respect to the Nasdaq quotations reflects interdealer prices, without retail markup, markdown or commissions and may not represent actual transactions.

                                                            HEALTHDYNE               TOKOS
                                                          COMMON STOCK*           COMMON STOCK
                                                        ------------------     ------------------
                                                         HIGH        LOW        HIGH        LOW
                                                        -------     ------     -------     ------
Calendar 1994:
  First Quarter.......................................  $ 2.481     $1.737     $ 6.250     $3.250
  Second Quarter......................................    2.127      1.560       4.500      3.250
  Third Quarter.......................................    2.268      1.667       8.000      3.375
  Fourth Quarter......................................    2.517      2.127       8.000      5.125
Calendar 1995:
  First Quarter.......................................    2.917      2.148       7.875      4.359
  Second Quarter......................................    4.492      2.602       7.500      5.500
  Third Quarter.......................................    8.765      3.506      12.875      6.750
  Fourth Quarter......................................    9.500      7.500      11.125      8.000
Calendar 1996:
  First Quarter (through February 1, 1996)............   10.125      8.375      10.375      8.625

- ---------------

* The high and low prices of Healthdyne Common Stock have been adjusted retroactively to January 1, 1994 to reflect the spinoff of Healthdyne Technologies in May 1995, and HIE in November 1995. The adjusted prices of the Healthdyne Common Stock prior to November 1995 do not reflect actual trading prices, and are based on assumptions regarding the relative market value of a share of Healthdyne Common Stock after deduction of the relative value attributable to the entities spun-off by Healthdyne.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the recommendations of the Boards of Directors of Tokos and Healthdyne with respect to the Merger Agreement and the transactions contemplated thereby, stockholders should be aware that certain members of the management of Tokos and Healthdyne and the Boards of Directors of Tokos and Healthdyne have interests in the Merger that are in addition to the interests of stockholders of Tokos and Healthdyne generally.

     Amendments to Healthdyne's Change in Control Agreements. In February 1988, Healthdyne entered into agreements with Messrs. Petit, Dewberry, Burkey and Millard and in October 1993 entered into a similar agreement with Mr. Yokubinas, entitling such executive officers to certain benefits upon specified terminations of employment within three years following a "change in control" of Healthdyne. Each agreement provides that in the event of a "change in control" of Healthdyne, the executive officer concerned will be entitled to certain benefits upon his subsequent termination of employment during the term of the agreement unless such termination is (i) because of his death, disability or retirement, (ii) by Healthdyne for cause, or (iii) with respect to termination by the executive officer, by the executive officer, other than for "good reason." Under these agreements, a number of circumstances entitle the executive officer to treat a good faith termination on his part as being a termination for "good reason." These include an adverse change in the executive officer's compensation, discontinuation of certain benefits, the assignment of duties inconsistent with his status or duties in effect immediately prior to the "change in control" of Healthdyne, the relocation of Healthdyne's principal executive office to a location outside of Marietta, Georgia or Healthdyne's requiring the executive officer to be based anywhere other than Healthdyne's principal executive office.

     If an executive officer's employment with Healthdyne or its subsidiaries terminates following the consummation of a "change in control" of Healthdyne other than under the circumstances set forth in clauses (i), (ii) or (iii) of the preceding paragraph, the executive officer will be entitled to receive his full base salary through the date of termination and a lump sum severance payment equal to three times the executive officer's average annual salary and other income derived from Healthdyne which is reportable for federal tax purposes for the five years preceding the date of his termination. In addition, such executive officer will be entitled to receive, for a period of three years after the date of his termination, all life, disability and health insurance coverage, automobile allowances and other fringe benefits equivalent to those in effect at the date of termination and is entitled to receive additional amounts relating to any excise taxes imposed on the executive as a result of Section 280G of the Code.

     In connection with the execution of the Merger Agreement, and as contemplated therein, Healthdyne entered into amended and restated agreements with each of the executive officers mentioned above and a new agreement with Frank D. Powers, President of Healthdyne Maternity Management (the "New Agreements"). The New Agreements, which take effect only if and at the time that the Merger becomes effective, will supersede the prior agreements described above. The New Agreements acknowledge that the Merger constitutes a "change in control", as defined in the agreements, and extend the term of the New Agreements from a term ending in February 1997 to a term ending three years after the Merger. In addition, under the New Agreements the executive officer agrees to comply with certain protective covenants which, for a period of three years following the later of the Effective Time or the effective time of any other "change in control" of Newco that occurs within three years after the effective date of the Merger and during the executive officer's continued employment with Newco, prohibit the executive officer from competing with Newco, soliciting customers or soliciting personnel of Newco. The New Agreements otherwise are substantially similar to the change in control agreements previously in effect.

     Under these agreements, if a "change in control" had taken place on January 1, 1996, Messrs. Petit, Dewberry, Yokubinas, Burkey, Millard and Powers would have been entitled to receive approximately $4,308,000, $2,319,000, $1,007,000, $1,681,000, $651,000 and $647,000, respectively, upon termination of employment as contemplated under these agreements. Section 280G of the Code imposes a 20% excise tax on the recipient of "excess parachute payments," as identified in the Code, and denies a tax deduction for such excess parachute payments to the company making them. In addition, if any such payments constitute excess parachute payments under Section 280G of the Code, Healthdyne (or, after the Merger, Newco) would be obligated under these agreements to reimburse each executive officer for the excise taxes resulting from such parachute payments and from any reimbursements thereof paid by Healthdyne (or, after the Merger, Newco) and for the income taxes imposed on the executive officer with respect to such reimbursements. Healthdyne believes that, if Newco becomes obligated to make severance payments under these agreements, no portion of these payments will constitute excess parachute payments. However, there can be no assurance that the IRS would not assert that some portion of such payments are excess parachute payments. If the IRS were to prevail in such an assertion, the amount of deductions disallowed and the amount of reimbursements required to be paid to terminated executives could be substantial.

     Amendments to Tokos Employment Agreements. During 1994 and 1995, Tokos entered into Employment Agreements with Mr. Byrnes and Ms. Bayer and certain other officers of Tokos, and a similar agreement with Mr. Mione. These agreements provide for severance payments and certain benefits in the event of a termination upon a "change in control," a "termination for failure to renew" and a "termination other than for cause." The executive officers are not entitled to any compensation or benefits if they are terminated for "cause" or if, prior to change of control, they voluntarily terminate their employment with Tokos. A termination upon a "change in control" is defined as a termination following (i) the acquisition by a person or entity of twenty percent (20%) or more of Tokos' common stock in a transaction not approved by the Board of Directors; or (ii) a merger, consolidation or reorganization of Tokos with one or more corporations as a result of which Tokos is merged out of existence or becomes a subsidiary of another corporation or the sale of all or substantially all of the assets of Tokos; or (iii) a tender or exchange offer, merger, consolidation or business combination as a result of which the persons who were directors of Tokos before such transaction cease to constitute a majority of the Board of Directors of Tokos or any successor of Tokos. A "termination for failure to renew" means a failure by Tokos to renew or extend the term of the agreement beyond the basic term of the agreement or any extension thereof. A "termination other than for cause" is defined as constructive termination of the executive officer or material breach of the employment agreement by Tokos. A "termination for cause" is defined as a termination for any willful dishonesty towards, fraud upon or deliberate injury to, Tokos by the executive officer.

     Amendments to the employment agreements described above were executed on October 2, 1995, and become effective only upon the effectiveness of the Merger. The amendments increase the amount of severance compensation payable in the event of a termination upon a "change in control" or "termination for failure to renew" from 18 months continuation of salary plus 150% of the highest bonus earned by the employee, to an amount equal to three times the executive officer's average annual base salary and other income derived from Tokos which is reportable for federal tax purposes for the five years preceding the date of his or her termination. In addition, the covenants against competition and soliciting customers and employees previously included in the employment agreements were revised to provide greater protection to Tokos.

     If a "change in control" had taken place on January 1, 1996, Messrs. Byrnes and Mione and Ms. Bayer would have been entitled under the amended Employment Agreements to receive approximately $3,812,000, $633,000 and $702,000, respectively, upon termination of employment as contemplated under these agreements. The amount of severance compensation payable under the employment agreements is limited to amounts which are deductible by Tokos for federal income tax purposes under Section 280G of the Code.

     Retirement Benefits. Healthdyne's executive officers participate in a Retirement Benefit Award Program established by Healthdyne in 1994. In the event of a "change in control" of Healthdyne, all benefits accrued to date under these Retirement Benefit Awards immediately vest and each executive officer may require Healthdyne to place in trust for the executive officer's benefit an amount of money equal to the present value of the executive officer's accrued retirement benefit. The executive officers who participate in this retirement program and the amounts that Healthdyne would be required to place in trust for each such executive officer as of December 31, 1995, if requested thereunder, are as follows: Petit -- $1,098,000; Dewberry -- $423,000;
Yokubinas -- $510,000; Burkey -- $250,000; and Millard -- $145,000. Effective November 16, 1995, Healthdyne adopted a retirement benefit award for Mr. Powers. The amount Healthdyne would be required to place in trust for Mr. Powers as of December 31, 1995, if requested thereunder, is $160,000.

     Effective October 2, 1995, as contemplated in the Merger Agreement, Tokos adopted retirement benefit awards similar to Healthdyne's for Messrs. Byrnes and Mione and Ms. Bayer. The amounts Tokos would be required to place in trust for each such executive officer as of December 31, 1995, if requested thereunder, following the Merger, are as follows: Byrnes -- $345,000; Mione -- $221,000; Bayer -- $0.

     Stock Option Plans. Pursuant to the Merger Agreement, as of the Effective Time, Newco shall assume the stock options outstanding under the stock option plans of each of Tokos and Healthdyne (the "Assumed Options"). Each Assumed Option shall be exercisable for the number of Newco Shares equal to the number of Tokos or Healthdyne shares subject to such option prior to the Effective Time, at the exercise price per Newco Share equal to the exercise price per Tokos or Healthdyne share applicable to such Assumed Option immediately prior to the Effective Time (without taking into account any anti-dilution formula); provided, however, that in the case of any Employee Stock Option to which
Section 421 of the Code applies by reason of its qualification under Section 422 of the Code, the conversion formula shall be adjusted, if necessary, to comply with Section 424(a) of the Code. Except as provided above, each Assumed Option shall continue to have and be subject to the same terms and conditions as were applicable to such option immediately prior to the Effective Time except that, in the case of Healthdyne, each such Assumed Option held by an optionee who continues his service with Healthdyne up to the Effective Time shall become immediately exercisable for all of the shares subject to such option and, in the case of Tokos, the repurchase rights in favor of Tokos with respect to each Assumed Option held by an optionee who continues his service with Tokos up to the Effective Time will not be transferred to Newco in the Merger. Assumed Options held by executive officers and directors of Healthdyne or Tokos, whose employment by Newco is terminated at or after the Effective Time shall continue to be exercisable for 12 months after the Effective Time (to the extent otherwise exercisable), rather than three months, after such termination of employment, unless the final expiration date of the Assumed Options would have occurred prior thereto without regard to early termination for any reason, in which case such Assumed Options shall continue to be exercisable only until the final expiration date.

     Approval and adoption of the Merger Agreement by Healthdyne and Tokos stockholders will constitute approval of the assumption by Newco of the Assumed Options outstanding under the Healthdyne Stock Option Plans and the Tokos Stock Option Plans.

     As of December 31, 1995, employees (or former employees) non-employee directors and consultants of Tokos held Tokos Stock Options to purchase an aggregate of 2,014,838 shares of Tokos Common Stock at a weighted average exercise price of $5.98 per share (based on exercise prices ranging from $0.23 to $31.50 per share). Options to purchase 937,338 Tokos Shares at a weighted average exercise price of $5.85 per share have not yet become vested as defined in the Tokos Stock Option Plans, but will accelerate and become fully exercisable without restriction at the Effective Time. As of December 31, 1995, employees (or former employees) of Healthdyne, non-employee directors and consultants held Healthdyne Options to purchase an aggregate of 1,506,317 shares of Healthdyne Common Stock at a weighted average exercise price of $3.2041 per share (based on exercise prices ranging from $1.6473 to $7.9415 per share). Options to purchase 1,070,888 Healthdyne Shares at a weighted average exercise price of $3.0279 per share have not yet become exercisable, but will accelerate and become fully exercisable at the Effective Time.

     Certain Benefits. From and after the Effective Time, Newco will honor in accordance with their terms all benefits accrued at the Effective Time under the Tokos Plans and Healthdyne Plans, including any rights to payments and benefits under the agreements and arrangements described above under " -- Amendments to Healthdyne's Change In Control Agreements" and " -- Amendments to Tokos Employment Agreements" and shall grant all Tokos and Healthdyne employees from and after the Effective Time credit for all service with Tokos and/or Healthdyne and their respective affiliates and predecessors prior to the Effective Time for all purposes for which such service was recognized under the benefit plan in question; provided, however, that the granting of credit for such services shall not result in a duplication of benefits provided to employees who become employees of Newco. To the extent any such benefit plans provide medical or dental welfare benefits after the Effective Time, such benefit plans shall waive any preexisting condition exclusions and waiting periods for plan participation unless the employee was subject to one or more preexisting condition exclusions in the Tokos or Healthdyne plan, and shall provide that any expenses incurred on or before the Effective Time shall be taken into account under the benefit plans of Newco for purposes of satisfying applicable deductible, coinsurance and maximum out-of-pocket provisions.

     Indemnification and Insurance. Under the terms of the Merger Agreement, Newco is required to indemnify and advance expenses to current and former officers, directors, employees and agents of Tokos and Healthdyne (the "Indemnified Parties"), to the fullest extent permitted under applicable law, against all losses, claims, damages, liabilities, costs or expenses (including attorneys' fees), judgments, fines, penalties and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to acts or omissions, or alleged acts or omissions, by them in their capacities as such, whether commenced, asserted or claimed before or after the Effective Time arising under the Securities Act, the Exchange Act or state corporation laws in connection with the Merger. In addition, Newco is obligated not to amend the provisions of its certificate of incorporation and bylaws providing for exculpation of director and officer liability and indemnification, except as required by applicable law or except to make changes permitted by law that would enlarge the Indemnified Parties' right of indemnification. For a period of six years after the Effective Time, Newco is obligated to maintain in effect policies of directors' and officers' liability insurance that are substantially no less advantageous to the Indemnified Parties than the policies presently covering such individuals.

     Board of Directors. Pursuant to the Merger Agreement, Healthdyne and Tokos have agreed that four current members of Healthdyne's Board of Directors (Parker
H. Petit, Carl E. Sanders, Morris S. Weeden and Frederick P. Zuspan, M.D.) and Jackie M. Ward will serve on Newco's Board of Directors, which will consist of ten members. In addition, Healthdyne and Tokos have agreed that the following five current members of the Board of Directors of Tokos will serve as directors on the Board of Directors of Newco: Robert F. Byrnes, Gene P. Guselli, Craig T. Davenport, Thomas W. Erickson and David L. Goldsmith. See "Operation, Management and Business of Newco After the Merger -- Management of Newco."

     Healthdyne's Financial Advisors. Healthdyne has paid a fee of $125,000 to Needham and has agreed to reimburse Needham for its reasonable out-of-pocket expenses. In addition, Healthdyne has agreed to pay Colman Furlong a fee of $650,000 if the Merger is consummated, and has agreed to reimburse Colman Furlong for its reasonable out-of-pocket expenses.

     Tokos' Financial Advisor. Tokos has paid fees and incurred contingent obligations to Robertson Stephens in connection with the Merger and has agreed to pay Robertson Stephens a fee of $1.5 million (including out-of-pocket expenses) if the Merger is consummated. In addition, Robertson Stephens is the investment manager of investment entities that invested in the purchase of Tokos preferred stock, and has also provided certain investment banking services to Tokos from time to time, including acting as the managing underwriter for the initial public offering of shares of the common stock of Tokos on March 26, 1990 and acting as financial advisor to Tokos in several of its acquisitions. Robertson Stephens also makes a market in the Common Stock of Tokos. David L. Goldsmith, a director of Tokos, is a partner of Robertson Stephens, and Mr. Goldsmith will be director of Newco after the Merger.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     Troutman Sanders LLP, counsel to Healthdyne, is of the opinion that, for federal income tax purposes, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code and, accordingly, that (i) no gain or loss will be recognized by Healthdyne as a result of the Merger, (ii) no gain or loss will be recognized by Healthdyne shareholders upon the receipt of Newco Common Stock in exchange for Healthdyne Common Stock in connection with the Merger, (iii) the tax basis of Newco Common Stock to be received by Healthdyne shareholders in connection with the Merger will be the same as the tax basis in the Healthdyne Common Stock surrendered in exchange therefor, and
(iv) the holding period of Newco Common Stock to be received by Healthdyne shareholders in connection with the Merger will include the holding period of the Healthdyne Common Stock surrendered in exchange therefor, provided that the Healthdyne Common Stock is held as a capital asset at the Effective Time. This opinion is based in part on the truth and accuracy of the representations, warranties and statements of fact made or to be made by Healthdyne, Tokos and Newco in connection with the Merger.

     Healthdyne's obligation to consummate the Merger is conditioned upon receipt of a written opinion from Troutman Sanders LLP to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and that Healthdyne and Tokos will each be a "party" to that reorganization within the meaning of Section 368(b) of the Code.

     Morrison & Foerster LLP, counsel to Tokos, is of the opinion that, for federal income tax purposes, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code and accordingly, that (i) no gain or loss will be recognized by Tokos as a result of the Merger, (ii) no gain or loss will be recognized by Tokos stockholders upon the receipt of Newco Common Stock in exchange for Tokos Common Stock in connection with the Merger,
(iii) the tax basis of Newco Common Stock to be received by Tokos stockholders in connection with the Merger will be the same as the tax basis in the Tokos Common Stock surrendered in exchanged therefor, and (iv) the holding period of Newco Common Stock to be received by Tokos stockholders in connection with the Merger will include the holding period of the Tokos Common Stock surrendered in exchange therefor, provided that the Tokos Common Stock is held as a capital asset at the Effective Time. This opinion is based in part on the truth and accuracy of the representations, warranties and statements of fact made or to be made by Healthdyne, Tokos and Newco in connection with the Merger.

     Tokos' obligation to consummate the Merger is conditioned upon receipt of a written opinion from Morrison & Foerster LLP to the effect that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and that Healthdyne and Tokos will each be a "party" to that reorganization within the meaning of Section 368(b) of the Code.

     The IRS has ruled privately that conversion of stock purchase rights substantially similar to the rights associated with the Tokos Common Stock and the Healthdyne Common Stock into rights substantially similar to Newco Stock Rights in the Merger will be disregarded for federal income tax purposes. Accordingly, neither Tokos stockholders nor Healthdyne shareholders should realize a gain or loss on such conversion.

     The discussion regarding federal income tax consequences set forth above is included for general information only. It does not address the state, local or foreign tax aspects of the Merger and may not apply to a stockholder who acquired his or her shares of Healthdyne Common Stock or Tokos Common Stock pursuant to the exercise of employee stock options or rights or otherwise as compensation. This discussion relates only to Healthdyne Common Stock and Tokos Common Stock held as capital assets within the meaning of Section 1221 of the Code by persons who are citizens or residents of the United States. This discussion does not address tax consequences to categories of holders entitled to special treatment under the Code (including, without limitation, foreign persons, tax-exempt organizations, insurance companies, financial institutions and dealers in stocks and securities). It is based on currently existing provisions of the Code, existing and proposed Treasury Regulations thereunder and current administrative rulings and court decisions. All of the foregoing are subject to change, and any such change could affect the continuing validity of this discussion. No ruling has been sought from the IRS with respect to the federal income tax consequences of the Merger. Healthdyne and Tokos stockholders should consult their own tax advisors with regard to the specific tax consequences of the Merger to them, including the application and effect of any state, local and foreign tax laws.

REGULATORY APPROVALS

     Under the HSR Act and the rules promulgated thereunder by the FTC, the Merger could not have been consummated until notifications and certain information had been furnished to the FTC and the Antitrust Division and specified waiting period requirements had been satisfied. Each of Healthdyne and Tokos filed a notification and report form under the HSR Act with the FTC and the Antitrust Division on October 3, 1995 and received notice of early termination of the waiting period on November 2, 1995.

     The obligations of Healthdyne and Tokos to consummate the Merger are subject to the condition that there be no temporary restraining order, preliminary or permanent injunction or other order by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger. Each party has agreed to use its best efforts to have any such injunction or order lifted. See "The Merger Agreement -- Conditions to the Merger" and "-- Termination."

                              THE MERGER AGREEMENT

     The detailed terms of and conditions to the Merger are contained in the Merger Agreement, which is included in full as Appendix A to this Joint Proxy Statement/Prospectus. The following summary description of the terms of the Merger Agreement is qualified in its entirety by, and made subject to, the more complete information set forth in the Merger Agreement.

THE MERGER

     Subject to the terms and conditions of the Merger Agreement, at the Effective Time, Tokos and Healthdyne will be merged with and into Newco and thereupon the separate existence of Tokos and Healthdyne will cease, and Newco will be the surviving corporation. The Merger will have the effects specified in the DGCL.

CLOSING AND EFFECTIVE TIME OF THE MERGER

     The closing of the transactions contemplated by the Merger Agreement shall take place on the day after the later of (a) the date on which the later to occur of the Healthdyne Meeting and the Tokos Meeting is held or (b) the day on which all of the conditions set forth in the Merger Agreement are satisfied or waived, or at such other date, time and place as Tokos and Healthdyne agree.

     Concurrently with the Closing, Healthdyne and Tokos will cause a Certificate of Merger to be filed with the Secretary of State of the State of Delaware and a Certificate of Merger to be filed with the Secretary of State of the State of Georgia. Each such filing will be made substantially simultaneously with the other and the Merger will become effective upon the later to occur of such filings.

CONVERSION OF SECURITIES

     Pursuant to the Merger Agreement, at the Effective Time, (i) each issued and outstanding share of Tokos Common Stock, together with its associated common stock purchase right will be converted into one share of Newco Common Stock and one associated Newco Stock Right and (ii) each issued and outstanding share of Healthdyne Common Stock, together with its associated preferred stock purchase right will be converted into one share of Newco Common Stock and one associated Newco Stock Right. The Merger will not cause the associated stock purchase rights of Healthdyne or Tokos stockholders to become exercisable. The shares of Healthdyne Common Stock and Tokos Common Stock and their respective accompanying stock purchase rights to be converted in connection with the Merger are sometimes referred to herein collectively as the "Shares" and the shares of Newco Common Stock and the associated Newco Stock Rights are sometimes referred to herein collectively as "Newco Shares."

     All shares of Tokos Common Stock and Healthdyne Common Stock converted in the Merger will no longer be outstanding and will automatically be cancelled and retired and will cease to exist, and each holder of a certificate representing any such shares will cease to have any rights with respect thereto, except the right to receive, without interest, shares of Newco Common Stock upon the surrender of such certificate. Any shares held in the treasury of Healthdyne or Tokos shall be cancelled and retired, and no payment shall be made with respect thereto.

TREATMENT OF STOCK OPTIONS AND CONVERTIBLE SECURITIES

     Pursuant to the Merger Agreement, as of the Effective Time, Newco shall assume the Assumed Options. Each Assumed Option will be exercisable for the number of Newco Shares equal to the number of Tokos or Healthdyne shares subject to such option prior to the Effective Time, at the exercise price per Newco Share equal to the exercise price per Tokos or Healthdyne share applicable to such Assumed Option immediately prior to the Effective Time (without taking into account any anti-dilution formula); provided, however, that in the case of any Employee Stock Option to which Section 421 of the Code applies by reason of its qualification under Section 422 of the Code, the conversion formula shall be adjusted, if necessary, to comply with Section 424(a) of the Code. Except as provided above, each Assumed Option shall continue to have and be subject to the same terms and conditions as were applicable to such option immediately prior to the Effective Time except that, in the case of Healthdyne, each such Assumed Option held by an optionee who continues his service with Healthdyne up to the Effective Time shall become immediately exercisable for all of the shares subject to such option and, in the case of Tokos, the repurchase rights in favor of Tokos with respect to each Assumed Option held by an optionee who continues his service with Tokos up to the Effective Time will not be transferred to Newco in the Merger. Assumed Options held by officers and directors of Healthdyne whose employment by Newco is terminated at or after the Effective Time shall continue to be exercisable for 12 months after the Effective Time (to the extent otherwise exercisable), rather than three months, after such termination of employment, unless the final expiration date of the Assumed Options would have occurred prior thereto without regard to early termination for any reason, in which case such Assumed Options shall continue to be exercisable only until the final expiration date. Assumed Options held by Tokos executive officers shall continue to be exercisable after the Effective Time (to the extent otherwise exercisable) until the final expiration date of such options. Any repurchase rights of Tokos and Healthdyne with respect to (y) unvested Tokos and Healthdyne shares previously issued upon exercise of options granted under the option plans or (z) unvested Newco Shares issuable upon exercise of the Assumed Options, shall not be assigned to Newco. As soon as reasonably practicable after the Effective Time, Newco will cause to be filed one or more registration statements on Form S-8 under the Securities Act, or amendments to any registration statements on Form S-8 covering its stock options to register the Newco Shares issuable upon exercise of the Assumed Options, and at or prior to the Effective Time, Newco shall take all corporate action necessary to reserve for issuance a sufficient number of Newco Shares for delivery upon exercise of the Assumed Options. The consummation of the Merger shall not of itself be treated as a termination of an optionee's service with Tokos or Healthdyne for purposes of the Assumed Options or the option plans.

     Approval and adoption of the Merger Agreement by Healthdyne and Tokos Stockholders will constitute approval of the assumption by Newco of the Assumed Options outstanding under the Healthdyne Stock Option Plans and the Tokos Stock Option Plans.

     As of the Effective Time, each of the 8% Convertible Subordinated Debentures Due December 31, 2001 (the "Convertible Debentures") of Healthdyne which is outstanding both as of October 2, 1995 and at the Effective Time shall be assumed by Newco by execution and delivery of a supplemental indenture, pursuant to which Newco will agree to issue Newco Shares upon conversion of the Convertible Debentures.

EXCHANGE OF CERTIFICATES

     As of the Effective Time, Newco will deposit with SunTrust Bank, Atlanta, Georgia, as exchange agent (the "Exchange Agent"), for the benefit of the holders of shares of Healthdyne Common Stock and Tokos Common Stock, for exchange in accordance with the Merger Agreement, certificates representing the shares of Newco Common Stock to be issued in exchange for certificates which represented shares of Tokos Common Stock or Healthdyne Common Stock, as the case may be, immediately prior to the Effective Time.

     Promptly after the Effective Time, Newco will cause the Exchange Agent to mail to each holder of record of Tokos Common Stock and Healthdyne Common Stock a letter of transmittal to be used by such holders in forwarding their certificates representing such shares ("Certificates") and instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Newco Common Stock. TOKOS AND HEALTHDYNE STOCKHOLDERS ARE REQUESTED NOT TO SURRENDER THEIR RESPECTIVE CERTIFICATES FOR EXCHANGE UNTIL THEY RECEIVE A NOTICE AND TRANSMITTAL FORM FROM THE EXCHANGE AGENT.

     Because of the one-for-one Exchange Ratio for both Healthdyne and Tokos shares, there will be no fractional shares issued in the Merger unless Healthdyne or Tokos effects changes in its outstanding capital stock (such as a stock split or stock dividend), none of which is anticipated. In the event that any such change results in an Exchange Ratio of other than one-for-one, no fractional shares of Newco Common Stock will be issued and any holder of shares of Healthdyne Common Stock or Tokos Common Stock entitled under the Merger Agreement to receive a fractional share will be entitled to receive only a cash payment in lieu thereof, which payment will be in an amount equal to the product of (i) the fractional percentage of a share of Newco

Common Stock to which such holder would otherwise be entitled, and (ii) the Average Price (as defined below) of a Newco Share. The "Average Price" of a Newco Share will be the average of the closing sales prices thereof for the five trading days commencing on the third trading day following the Closing.

     No dividends that are declared on Newco Shares will be paid to persons entitled to receive certificates representing Newco Shares until such persons surrender their certificates representing shares of Healthdyne Common Stock or Tokos Common Stock. Upon such surrender, there shall be paid to the person in whose name the certificates representing such Newco Shares shall be issued, any dividends which shall have become payable with respect to such Newco Shares between the Effective Time and the time of such surrender. In no event shall the person entitled to receive such dividends be entitled to receive interest on such dividends. If any certificates for any Newco Shares are to be issued in a name other than that in which the certificate representing shares of Healthdyne Common Stock or Tokos Common Stock surrendered in exchange therefor is registered, it shall be a condition of such exchange that the person requesting such exchange shall pay to the Exchange Agent any transfer or other taxes required by reason of the issuance of certificates for such Newco Shares in a name other than that of the registered holder of the certificate surrendered, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable. Notwithstanding the foregoing, none of Tokos, Healthdyne, the Exchange Agent nor any other person shall be liable to a holder of shares of Healthdyne Common Stock or Tokos Common Stock for any Newco Shares or dividends thereon or the cash payment for fractional interests delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

     At the Effective Time, the stock transfer books of Healthdyne and Tokos shall be closed and no transfer of shares of Healthdyne Common Stock or Tokos Common Stock shall thereafter be made. If, after the Effective Time, certificates representing shares of Healthdyne Common Stock or Tokos Common Stock are presented to Newco, they shall be cancelled and exchanged for certificates representing Newco Shares in accordance with the terms hereof.

     Any portion of the monies from which cash payments in lieu of fractional interests in shares of Newco Common Stock will be made (including the proceeds of any investment thereof), if any, and any shares of Newco Common Stock that are unclaimed by the former stockholders of Tokos or Healthdyne one year after the Effective Time will be delivered to Newco. Any former stockholders of Tokos or Healthdyne who have not theretofore complied with the exchange procedures in the Merger Agreement may thereafter look to Newco for delivery of their shares of Newco Common Stock, deliverable in respect of each share of Newco Common Stock such stockholder holds and any unpaid dividends and distributions on such shares of Newco Common Stock. Notwithstanding the foregoing, none of Tokos, Healthdyne, the Exchange Agent or any other person will be liable to any former holder of shares of Tokos Common Stock or Healthdyne Common Stock for any amount properly delivered to a public official pursuant to the applicable abandoned property, escheat or similar laws.

     No interest will be paid or accrued on cash in lieu of fractional shares, if any, or unpaid dividends and distributions, if any, which will be paid upon surrender of Certificates.

     In the event any certificate evidencing shares is lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed, the Exchange Agent will issue in exchange for such lost, stolen or destroyed certificate evidencing shares the appropriate amount of Newco Common Stock. The Board of Directors of Newco may, as a condition to the issuance thereof, require the owner of such lost, stolen or destroyed Certificate to give Newco a bond in such sum as it may direct as indemnity against any claim that may be made against Newco with respect to such certificate alleged to have been lost, stolen or destroyed.

REPRESENTATIONS AND WARRANTIES

     The Merger Agreement contains various customary representations and warranties relating to, among other things, each of Healthdyne's and Tokos': (i) organization, existence, and capital structure and ownership of their respective subsidiaries; (ii) authorization, execution, delivery, performance and enforceability of the Merger Agreement; (iii) absence of conflicts under their respective organizational documents, required

                             EXECUTIVE COMPENSATION

     The following table sets forth certain information regarding the annual and long-term compensation for services in all capacities to Tokos for the fiscal years ended December 31, 1995, 1994 and 1993 of those persons who were at December 31, 1995 either (i) the chief executive officer of Tokos, or (ii) one of the other four most highly compensated executive officers of Tokos whose annual salary and bonuses exceeded $100,000 or for whom disclosure would otherwise be required but for the fact that the individual was not serving as an executive officer at December 31, 1995 (collectively, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                        LONG TERM(2)
                                                                        COMPENSATION
                                                                        ------------
                                           ANNUAL                        AWARDS OF
                                        COMPENSATION                       STOCK
                                      -----------------                   OPTIONS         ALL OTHER
    NAME AND PRINCIPAL POSITION       YEAR     SALARY(1)     BONUS        (SHARES)       COMPENSATION
- ------------------------------------  -----    --------     -------     ------------     ------------
Robert F. Byrnes....................  1995     $264,000     $     0        100,000         $      0
  Chairman of the Board, Chief        1994      264,000      26,400         50,000                0
  Executive Officer                   1993      264,000      23,760         50,000(3)             0
John R. Bason(7)....................  1995       46,875           0              0          159,914(5)
  Executive Vice President            1994      225,625      11,250         30,000              515(6)
                                      1993      220,625      16,875        102,500(3)             0
Nicholas A. Mione...................  1995      165,375           0         40,000                0
  Executive Vice President, Finance   1994      165,375      24,806         20,000           10,177(6)
  and Administration, CFO             1993      157,500      14,175         77,500(3)             0
Terry P. Bayer......................  1995      228,000           0         80,000           29,346(5)
  President, Operating Subsidiary     1994      173,146      16,300         50,000            1,813(6)
                                      1993            0           0         50,000(4)             0

- ---------------

(1) Includes deferrals by the individuals under Tokos' 1987 401(k) Plan. Tokos has not made contributions on behalf of any of its employees under this Plan.
(2) Tokos has not issued stock appreciation rights and does not have a "long-term incentive plan" as that term is defined in the applicable rules.
(3) Includes 25,000 options initially granted to Mr. Bason during 1993. All other options represent the repricing in April 1993 of prior grants.
(4) Represents option grants to Ms. Bayer in December 1993 upon her acceptance of a position with Tokos.
(5) Includes $48,606 paid to Mr. Bason pursuant to a Separation Agreement, $25,961 in unused paid time off that Mr. Bason had accrued prior to his departure from Tokos and $85,347 in other compensation paid to Mr. Bason in connection with his agreement to cancel unexercized stock options; and, includes $29,346 paid to Ms. Bayer for non-deductible relocation expenses incurred during 1995.
(6) Includes $515 and $10,177 paid to Messrs. Bason and Mione, respectively, for unused paid time off accrued in excess of established limits imposed by Tokos in 1994; and includes $1,813 paid to Ms. Bayer for non-deductible relocation expenses incurred during 1994.
(7) Mr. Bason resigned his position with Tokos in March 1995.

                       OPTION GRANTS IN LAST FISCAL YEAR

     The following table sets forth certain information with respect to grants to the Named Executive Officers of stock options, pursuant to Tokos' 1995 Stock Option Plan, during fiscal 1995.

                                                                                                     POTENTIAL
                                                                                                    REALIZABLE
                                                                                                 VALUE AT ASSUMED
                                                       PERCENTAGE                                 ANNUAL RATES OF
                                                        OF TOTAL                                    STOCK PRICE
                                                        OPTIONS      EXERCISE OR                 APPRECIATION FOR
                                                       GRANTED TO    BASE PRICE                   OPTION TERM(3)
                                          OPTIONS     EMPLOYEES IN       PER       EXPIRATION   -------------------
NAME                                     GRANTED(1)   FISCAL YEAR     SHARE(2)        DATE         5%        10%
- ---------------------------------------  ----------   ------------   -----------   ----------   --------   --------
Robert F. Byrnes.......................    100,000        15.3%         $6.25       01/03/05    $393,059   $996,089
Terry P. Bayer.........................     80,000        12.2           6.25       01/03/05     314,447    796,871
Nicholas A. Mione......................     40,000         6.1           6.25       01/03/05     157,224    398,435
John R. Bason..........................          0           0            N/A            N/A           0          0

- ---------------

(1) Options granted are fully exercisable upon the date of grant. Options granted under the Option Plan generally vest at the rate of 25% at the end of the first calendar year following the date of grant and 25% per year thereafter. All shares purchased upon exercise of options which have not vested are subject to certain repurchase rights of Tokos. The Plan Administrator retains discretion, subject to plan limits, to modify the terms of outstanding options and to reprice outstanding options. Options are granted for a term of ten (10) years, subject to earlier termination in certain events related to termination of service to Tokos.
(2) The exercise price and tax withholding obligations related to exercise may be paid in cash, by delivery of already owned shares, through delivery of a promissory note, in installment payments, or through a loan for which Tokos acts as a guarantor or a combination of the foregoing, as determined by the Plan Administrator.
(3) The potential realizable value illustrates value that could be realized upon exercise of the options immediately prior to the expiration of their term, assuming the specified compounded rates of appreciation on Tokos' Common Stock over the term of the options.

   AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND YEAR-END OPTION VALUE

     The following table sets forth certain information with respect to option exercises during fiscal 1995 by the Name Executive Officers, and with respect to unexercised options held by the Named Executive Officers as of December 31, 1995, in each case, under Tokos' 1995 Stock Option Plan.

                                                                                                      VALUE OF
                                                                                                     UNEXERCISED
                                                                                    NUMBER OF       IN-THE-MONEY
                                                                                   UNEXERCISED       OPTIONS AT
                                                                                    OPTIONS AT       FISCAL YEAR
                                                                                 FISCAL YEAR END      END(1)(2)
                                                                                 ----------------   -------------
                                                    SHARES ACQUIRED    VALUE       EXERCISABLE/     EXERCISABLE/
NAME                                                  ON EXERCISE     REALIZED   UNEXERCISABLE(1)   UNEXERCISABLE
- --------------------------------------------------  ---------------   --------   ----------------   -------------
Robert F. Byrnes..................................            0       $      0       200,000/0       $ 668,750/0
Terry P. Bayer....................................            0              0       180,000/0         517,500/0
Nicholas A. Mione.................................       20,000        100,000       117,500/0         308,750/0
John R. Bason.....................................            0              0               0                 0

- ---------------

(1) Option grants are fully exercisable on the date of grant.
(2) Market value of securities underlying the options at December 31, 1995 less the exercise or base price of "in-the-money" options.

CERTAIN TRANSACTIONS

     Pursuant to the terms of both Tokos' 1985 Stock Option Plan and 1995 Stock Option Plan, certain executive officers exercised options and purchased shares of Tokos' Common Stock by the delivery of interest-bearing promissory notes that are payable in cash. The name, title, and outstanding indebtedness, including accrued interest, of such officers, or former officers, as of December 31, 1995 are: Robert F. Byrnes, Chairman of the Board, Chief Executive Officer, President and Chief Operating Officer, $1,097,000; Nicholas A. Mione, Executive Vice President, Finance and Administration, and Chief Financial Officer, $119,000; and Mr. Davenport, a former executive officer and current director of Tokos, $258,000. Tokos holds 300,000 shares of Common Stock of Tokos in escrow as collateral for these notes. The value of this collateral at December 31, 1995 was $2,737,500. The notes bear interest at 6% per annum, and were due on December 31, 1995; however, the Board extended the notes until December 31, 1996 so that the officers would not sell their shares of Tokos' stock.

     During 1994 and 1993, Tokos loaned Mr. Byrnes $1,012,000 and $900,000, respectively. Mr. Byrnes used such monies to extinguish an outstanding debt he had initiated to pay approximately $2,000,000 in taxes that he owed in connection with his exercise of options to purchase Tokos' stock in 1992. The Board of Directors unanimously approved the loans to Mr. Byrnes so that he would not be forced to sell his shares of Tokos' stock to repay his tax-related debt. The loans by Tokos to Mr. Byrnes are evidenced by interest-bearing promissory notes and are secured by approximately 701,000 shares of Tokos Common Stock owned by Mr. Byrnes. The value of this collateral at December 31, 1995 was $6,394,000. The outstanding indebtedness at December 31, 1995, including accrued interest, was $2,156,000. The promissory notes, originally due March 20, 1994, have been extended by the Board of Directors to December 31, 1996. The notes bear interest at the rate of 6% per annum and are payable in cash.

     In December 1993, Tokos entered into a one-year consulting and non-competition agreement with Mr. Davenport in connection with his resignation as President and Chief Operating Officer of Tokos. The compensation for Mr. Davenport's services under the agreement was $264,000, which amount was paid in full as of December 31, 1994. The Agreement also provided for the payment of an additional bonus if Mr. Davenport completed a certain project by December 31, 1995; however, Mr. Davenport did not undertake such project and accordingly no bonus was due or will be paid to Mr. Davenport.

EMPLOYMENT AGREEMENTS

     During 1994 and 1995, Tokos entered into Employment Agreements with Mr. Byrnes and Ms. Bayer and certain other officers of Tokos, and a similar agreement with Mr. Mione. These agreements provide for severance payments and certain benefits in the event of a termination upon a "change in control," a "termination for failure to renew: and a "termination other than for cause." The executive officers are not entitled to any compensation or benefits if they are terminated for "cause" or if, prior to change of control, they voluntarily terminate their employment with Tokos. A termination upon a "change in control" is defined as a termination following (i) the acquisition by a person or entity of twenty percent (20%) or more of Tokos' common stock in a transaction not approved by the Board of Directors; or (ii) a merger, consolidation or reorganization of Tokos with one or more corporations as a result of which Tokos is merged out of existence or becomes a subsidiary of another corporation or the sale of all or substantially all of the assets of Tokos; or (iii) a tender or exchange offer, merger, consolidation or business combination as a result of which the persons who were directors of Tokos before such transaction cease to constitute a majority of the Board of Directors of Tokos or any successor of Tokos. A "termination for failure to renew" means a failure by Tokos to renew or extend the term of the agreement beyond the basic term of the agreement or any extension thereof. A "termination other than for cause" is defined as constructive termination of the executive officer or material breach of the employment agreement by Tokos. A "termination for cause" is defined as a termination for any willful dishonesty towards, fraud upon or deliberate injury to, Tokos by the executive officer.

     Amendments to the employment agreements described above were executed on October 2, 1995, and become effective only upon the effectiveness of the Merger. The amendments increase the amount of severance compensation payable in the event of a termination upon a "change in control" or "termination for failure to renew" from 18 months continuation of salary plus 150% of the highest bonus earned by the employee, to an amount equal to three times the executive officer's average annual base salary and other income derived from Tokos which is reportable for federal tax purposes for the five years preceding the date of his or her termination. In addition, the covenants against competition and soliciting customers and employees previously included in the employment agreements were revised to provide greater protection to Tokos.

BOARD COMPENSATION

     Tokos reimburses all of its directors for out-of-pocket expenses incurred by them in connection with attending Tokos' Board meetings. In addition, each non-employee director receives an annual retainer of $10,000 plus $2,000 for each meeting attended and $1,000 for each telephonic meeting in which they participate. Pursuant to this arrangement, Ms. George and Messrs. Erickson, Guselli, Goldsmith and Davenport each earned $23,000 in 1995. In addition, Mr. Goldsmith was compensated $2,000 for attending certain meetings on behalf of Tokos in 1995.

     Non-employee members of the Board were eligible to receive automatic grants of non-qualified options pursuant to the provisions of Tokos' 1985 Stock Option Plan (the "1985 Option Plan") which expired in February 1995. Under such 1985 Option Plan, non-employee members of the Board were entitled to automatic stock option grants to purchase 15,000 shares of common stock at the time of their reelection to the Board, such options to vest in increments of 5,000 over a three-year period. At the 1995 Annual Meeting of the Stockholders of Tokos, the stockholders approved Tokos' 1995 Stock Option Plan (the "1995 Stock Option Plan") that contained terms with respect to stock options for non-employee members of the Board that are substantially similar to the terms contained in the 1985 Option Plan. Accordingly, in June 1995 Messrs. Guselli and Erickson each received automatic grants to purchase 15,000 shares of Tokos Common Stock in connection with their reelection as directors of Tokos.

                           DESCRIPTION OF HEALTHDYNE

BUSINESS OF HEALTHDYNE

     Prior to the spinoff of its subsidiaries Healthdyne Technologies in May 1995 and HIE in November 1995, Healthdyne was a national provider of home healthcare services, medical devices and specialty products. Healthdyne's remaining business unit, HMM, is a national provider of specialized obstetrical home healthcare and risk assessment services which assist physicians and payors in the management of high risk pregnancies and numerous other obstetrical and gynecological conditions. HMM provides its services throughout the United States through approximately 35 service centers and a number of other additional service sites.

     Healthdyne was incorporated in Georgia in 1970, and its initial focus was the development of a home medical care device to aid in the monitoring of infants diagnosed as being susceptible to SIDS. Since the introduction of its original SIDS monitoring system, Healthdyne has developed and acquired various businesses and products for the home healthcare and hospital markets. In 1986, Healthdyne decided to focus its business on the high technology home healthcare market, including developing new products and services, and divested itself of operations which did not fit this strategic focus. The divestitures of certain operations over the next several years, the founding of HMM in 1987, the development by Healthdyne Technologies of a line of diagnostic recording and therapeutic products for the sleep disorders market, and the founding of HIE in 1994, are examples of the continuing implementation of this strategy.

     At the beginning of 1995, Healthdyne's primary operating units were composed of its manufacturing operation, Healthdyne Technologies, which produces high technology medical devices designed for use in the home and specialized clinical settings, its information systems business, HIE, which focuses on the information technology needs of the healthcare industry and HMM, which provides obstetrical care to patients in the home environment.

RECENT DEVELOPMENTS

     On April 6, 1994, Healthdyne sold its 68% ownership interest in Home Nutritional Services, Inc. ("HNS"), its home infusion services business; on May 22, 1995, Healthdyne distributed to its shareholders the 10,000,000 shares of Common Stock (approximately 81% of the outstanding shares) of Healthdyne

EXECUTIVE COMPENSATION

     The following table sets forth certain information concerning the compensation of Healthdyne's Chief Executive Officer and each of the other four most highly compensated executive officers of Healthdyne serving as of December 31, 1995 (these five individuals, collectively, the "named executive officers") for their services in all capacities to Healthdyne and its subsidiaries during the past three years:

                           SUMMARY COMPENSATION TABLE

                                                                          LONG-TERM COMPENSATION
                                                                         -------------------------
                                              ANNUAL COMPENSATION        SECURITIES    ALL OTHER
                                         -----------------------------   UNDERLYING   COMPENSATION
        NAME AND PRINCIPAL POSITION      YEAR   SALARY($)  BONUS($)(1)   OPTIONS(#)      ($)(2)
    -----------------------------------  ----   --------   -----------   ----------   ------------
    Parker H. Petit....................  1995   $391,878    $      --       70,000       $2,055
      Chairman of the Board and          1994    371,877      150,000      185,000        2,055
      Chief Executive Officer            1993    350,016           --      170,000        2,467
    J. Terry Dewberry..................  1995    235,125           --       40,000        2,055
      Vice Chairman                      1994    223,750       90,000      110,000        2,055
                                         1993    210,000           --       45,000        2,340
    J. Paul Yokubinas..................  1995    219,450           --       40,000        2,055
      President and Chief Operating      1994    208,333       84,000       35,000        2,055
      Officer                            1993    190,000           --       55,000        2,202
    J. Brent Burkey....................  1995    209,000           --       35,000        2,055
      Senior Vice President, General     1994    198,750       60,000       40,000        2,055
      Counsel and Secretary              1993    185,000           --       40,000        2,047
    Donald R. Millard..................  1995    198,550           --       35,000        2,055
      Vice President -- Finance, Chief   1994    188,750       57,000       30,000        2,055
      Financial Officer and Treasurer    1993    175,000           --       30,000           --

- ---------------

(1) Bonuses may be payable under Healthdyne's 1995 Management Incentive Plan based upon a formula tied to Healthdyne's 1995 financial results, which have not yet been compiled.
(2) Represents Healthdyne's matching contributions to the named executive officers under Healthdyne's tax-qualified 401(k) Profit Sharing Plan accrued during the twelve months indicated.

     STOCK OPTIONS. The following table contains information concerning the grant of stock options under Healthdyne's 1991 and 1993 Stock Option Plans to the named executive officers of Healthdyne as of the end of the last fiscal year.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                           POTENTIAL
                                       INDIVIDUAL GRANTS                                   REALIZABLE
                                    -----------------------                             VALUE AT ASSUMED
                                    NUMBER OF   % OF TOTAL                                ANNUAL RATES
                                    SECURITIES    OPTIONS                                OF STOCK PRICE
                                    UNDERLYING  GRANTED TO    EXERCISE                  APPRECIATION FOR
                                     OPTIONS     EMPLOYEES      BASE                      OPTION TERM
                                     GRANTED     IN FISCAL      PRICE     EXPIRATION   ------------------
               NAME                  (#)(1)        YEAR       ($/SH)(2)      DATE       5%($)     10%($)
- ----------------------------------  ---------   -----------   ---------   ----------   -------   --------
Parker H. Petit...................    20,000        3.60%       $4.27       06/08/00   $23,594   $ 52,138
                                      50,000        9.01         3.94       06/20/00    54,427    120,270
J. Terry Dewberry.................    40,000        7.21         3.94       06/20/00    43,542     96,216
J. Paul Yokubinas.................    40,000        7.21         3.94       06/20/00    43,542     96,216
J. Brent Burkey...................    35,000        6.31         3.94       06/20/00    38,099     84,189
Donald R. Millard.................    35,000        6.31         3.94       06/20/00    38,099     84,189

- ---------------

(1) These options to purchase Healthdyne's Common Stock were granted as follows:
     On June 8, 1995, 20,000 option shares to Mr. Petit; on June 20, 1995, 50,000 option shares to Mr. Petit, 40,000 option shares each to Messrs. Dewberry and Yokubinas, and 35,000 option shares each to Messrs. Burkey and Millard. For the options granted in 1995, 33% of the shares subject to the option grants become exercisable in cumulative increments on the first, second and third anniversary date of the option grants. The options each have a term of five years from the date of grant and are not transferable, otherwise than by will or the laws of descent and distribution. Except as provided in each of the option agreements, the options may not be exercised unless employment with Healthdyne or an affiliate or subsidiary continues. Options granted under the plans will expire (i) immediately upon the employee's termination for good cause; (ii) three months after the date of termination for reason other than good cause; (iii) three months after the employee's voluntary termination; (iv) one year after the employee's death or disability; or (v) five years from the date of the grant. In connection with the Merger, options held by officers and directors of Healthdyne will be amended so that such options will not terminate for twelve months after the Effective Time unless the final expiration date of such option would occur prior to such time. The purchase price of the shares subject to these options may be paid (i) in cash; (ii) through the surrender of previously owned stock of Healthdyne; or (iii) a combination of cash and previously owned stock of Healthdyne. The optionees are obligated to reimburse Healthdyne at the time of any exercises of the options for any taxes required to be withheld by Healthdyne under federal, state or local law as the result of the exercise of the options.
(2) The exercise price of the outstanding options to purchase Healthdyne's Common Stock has been reduced substantially in connection with the spin off to the shareholders of Healthdyne of Healthdyne's former 81%-owned subsidiary, Healthdyne Technologies, effective May 22, 1995, and Healthdyne's former wholly owned subsidiary, HIE, effective November 6, 1995 (collectively, the "Spinoffs"). At the time of each of the Spinoffs, the aggregate exercise price of each outstanding option to purchase Healthdyne Common Stock was reduced by an amount proportionate to the reduction in the market price of the Healthdyne Common Stock resulting from the Spinoff (the "Reduction Amount"), and each option holder who continued as an employee or director of Healthdyne received "adjustment options" from the company whose stock was distributed in the Spinoff to purchase an equivalent number of shares of such company at an aggregate exercise price equal to the Reduction Amount. These adjustments are consistent with the adjustments to Healthdyne's stock prices shown under the Comparative Market Data.

     STOCK OPTION EXERCISES. The following table sets forth information with respect to the named executive officers concerning the exercise of options during the last fiscal year and unexercised options held as of the end of the fiscal year:

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                            AND FY-END OPTION VALUES

                                                              NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                             UNDERLYING UNEXERCISED             IN-THE-MONEY
                                                             OPTIONS AT LAST FISCAL        OPTIONS AT LAST FISCAL
                                    SHARES      VALUE             YEAR END (#)                 YEAR END (#)(2)
                                   ACQUIRED    REALIZED    ---------------------------   ---------------------------
              NAME                   (#)         (1)       EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
- ---------------------------------  --------   ----------   -----------   -------------   -----------   -------------
Parker H. Petit..................   342,833   $2,324,964          --        146,667       $       --     $ 875,594
J. Terry Dewberry................   141,666    1,018,121          --         78,334               --       439,840
J. Paul Yokubinas................   102,082      477,448      15,000         81,668           19,863       462,156
J. Brent Burkey..................    55,000      377,351      16,667         68,333          108,638       384,763
Donald R. Millard................        --           --      54,999         65,001          312,823       362,460

- ---------------

(1) Represents the excess of the fair market value of the stock at the time of exercise above the exercise price of the options.
(2) Based on $8.625, the last sale price of Healthdyne's Common Stock on December 29, 1995.

     COMPENSATION OF DIRECTORS. Directors of Healthdyne who are officers of Healthdyne receive no additional compensation for serving on the Board of Directors. Directors who are not officers receive a fee of $3,000 per quarter, plus $1,000 for each Board meeting and $750 for each Committee meeting attended, and are reimbursed for any travel expenses incurred.

     PENSION PLAN. The named executive officers of Healthdyne participate in a non-qualified pension plan. The following table shows the estimated pension benefits payable to a covered participant at normal retirement age under this pension plan which provides benefits based on remuneration that is covered under the plan and years of service with Healthdyne and its affiliates.

                               PENSION PLAN TABLE

                                                                YEARS OF SERVICE
                                          -------------------------------------------------------------
  REMUNERATION                              10        15         20         25         30         35
  ------------                            -------   -------   --------   --------   --------   --------
  $ 75,000..............................  $ 7,000   $18,250   $ 29,500   $ 29,500   $ 29,500   $ 29,500
   100,000..............................   14,500    29,500     44,500     44,500     44,500     44,500
   125,000..............................   22,000    40,750     59,500     59,500     59,500     59,500
   150,000..............................   29,500    52,000     74,500     74,500     74,500     74,500
   175,000..............................   37,000    63,250     89,500     89,500     89,500     89,500
   200,000..............................   44,500    74,500    104,500    104,500    104,500    104,500

     Remuneration covered by the benefit award is based on the average base salary of the executive for the three years in which his base salary is the highest. This amount for each of the named executive officers participating in the plan as of December 31, 1995 was $371,257, $222,958, $205,928, $197,583 and
$187,433, respectively, for Messrs. Petit, Dewberry, Yokubinas, Burkey and Millard. The estimated years of service for each named executive officer as of the end of the last fiscal year was 25 years for Mr. Petit, 15 years for Mr. Dewberry, 13 years for Mr. Yokubinas, 13 years for Mr. Burkey and 9 years for Mr. Millard. Benefits shown are computed as a diminishing single life annuity beginning at age 65 with annual reductions equal to the annual increases in primary social security benefits. The base salary used to calculate covered compensation is the same figure reported in the "Salary" column of the Summary Compensation Table. See "Change of Control Arrangements" below for a discussion of the effects of a "change of control" of Healthdyne on these retirement benefit awards.

     In the event of a "change of control" of Healthdyne (defined to include, among other things, the Merger and the sale or distribution of 30% or more of Healthdyne's assets in one or a series of related transactions, including the Spinoffs), all benefits accrued to date immediately vest and each executive officer may require Healthdyne to place in trust for the executive officer's benefit an amount of money equal to the present value of the participant's accrued retirement benefit. See "The Merger--Interests of Certain Persons in the Merger."

     CHANGE OF CONTROL ARRANGEMENTS. In February 1988, Healthdyne entered into agreements with Messrs. Petit, Dewberry, Burkey and Millard and in October 1993 entered into a similar agreement with Mr. Yokubinas, entitling such executive officers to certain benefits upon specified terminations of employment within three years following a "change in control" of Healthdyne. Each agreement provides that in the event of a "change in control" of Healthdyne, the executive officer concerned will be entitled to certain benefits upon his subsequent termination of employment during the term of the agreement unless such termination is (i) because of his death, disability or retirement, (ii) by Healthdyne for cause, or (iii) with respect to termination by the executive officer, by the executive officer, other than for "good reason." Under these agreements, a number of circumstances entitle the executive officer to treat a good faith termination on his part as being a termination for "good reason." These include an adverse change in the executive officer's compensation, discontinuation of certain benefits, the assignment of duties inconsistent with his status or duties in effect immediately prior to the "change in control" of Healthdyne, the relocation of Healthdyne's principal executive office to a location outside of Marietta, Georgia or Healthdyne's requiring the executive officer to be based anywhere other than Healthdyne's principal executive office.

     If an executive officer's employment with Healthdyne or its subsidiaries terminates following the consummation of a "change in control" of Healthdyne other than under the circumstances set forth in clauses (i), (ii) or (iii) of the preceding paragraph, the executive officer will be entitled to receive his full base salary through the date of termination and a lump sum severance payment equal to three times the executive officer's average annual salary and other income derived from Healthdyne which is reportable for federal tax purposes for the five years preceding the date of his termination. In addition, such executive officer will be entitled to receive, for a period of three years after the date of his termination, all life, disability and health insurance coverage, automobile allowances and other fringe benefits equivalent to those in effect at the date of termination and is entitled to receive additional amounts relating to any excise taxes imposed on the executive as a result of Section 280G of the Code.

     In connection with the execution of the Merger Agreement, and as contemplated therein, Healthdyne entered into amended and restated agreements with each of the executive officers mentioned above and a new agreement with Frank D. Powers, President of Healthdyne Maternity Management (the "New Agreements"). The New Agreements, which take effect only if and at the time that the Merger becomes effective, will supersede the prior agreements described above. The New Agreements acknowledge that the Merger constitutes a "change in control", as defined in the agreements, and extend the term of the New Agreements from a term ending in February 1997 to a term ending three years after the Merger. In addition, under the New Agreements the executive officer agrees to comply with certain protective covenants which, for a period of three years following the later of the Effective Time or the effective time of any other "change in control" of Newco that occurs within three years after the effective date of the Merger and during the executive officer's continued employment with Newco, prohibit the executive officer from competing with Newco, soliciting customers or soliciting personnel of Newco. The New Agreements otherwise are substantially similar to the change in control agreements previously in effect.

     Under these agreements, if a "change in control" had taken place on January 1, 1996, Messrs. Petit, Dewberry, Yokubinas, Burkey, Millard and Powers would have been entitled to receive approximately $4,308,000, $2,319,000, $1,007,000, $1,681,000, $651,000 and $647,000, respectively, upon termination of employment as contemplated under these agreements. Section 280G of the Code imposes a 20% excise tax on the recipient of "excess parachute payments," as identified in the Code, and denies a tax deduction for such excess parachute payments to the company making them. In addition, if any such payments constitute excess parachute payments under Section 280G of the Code, Healthdyne (or, after the Merger, Newco) would be obligated under these agreements to reimburse each executive officer for the excise taxes resulting from such parachute payments and from any reimbursements thereof paid by Healthdyne (or, after the Merger, Newco) and for the income taxes imposed on the executive officer with respect to such reimbursements. Healthdyne believes that, if Newco becomes obligated to make severance payments under these agreements, no portion of these payments will constitute excess parachute payments. However, there can be no assurance that the IRS would not assert that some portion of such payments are excess parachute payments. If the IRS were to prevail in such an assertion, the amount of deductions disallowed and the amount of reimbursements required to be paid to terminated executives could be substantial.

     COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION. The Compensation Committee of the Board of Directors of Healthdyne is responsible for executive compensation decisions as described above. During 1994, the committee consisted of Parker H. Petit, William J. Gresham, Jr., Charles R. Hatcher, Jr., Carl E. Sanders and Morris S. Weeden. Mr. Petit is Chairman of the Board and Chief Executive Officer of Healthdyne. Mr. Sanders is the Chairman of a law firm which provided legal services to Healthdyne during 1994 and which will provide legal services to Healthdyne in the future.

CERTAIN TRANSACTIONS

     In July 1981, 405,000 shares of Common Stock reserved under Healthdyne's 1981 Incentive Stock Option Plan were sold to certain of Healthdyne's officers for $1.33 per share in exchange for $540,000 principal amount of Healthdyne's 8% promissory notes (the "1981 Promissory Notes") payable in four years and secured by the purchased shares. The Board of Directors of Healthdyne extended the respective maturity dates of the 1981 Promissory Notes, forgave interest accrued from July 1985 through December 1987, and stayed the accrual of any additional interest until the stock is sold by said individuals. Mr. Parker H. Petit owns 248,000 of such shares. The maximum outstanding principal indebtedness to Healthdyne of Mr. Petit (the only executive officer or director whose indebtedness to Healthdyne exceeded $60,000) since January 1, 1995 was $917,900, of which $325,800 related to the 1981 Promissory Notes, $350,000 to a loan evidenced by a promissory note, dated September 24, 1992, payable on December 31, 1996, $17,100 to a loan evidenced by a promissory note dated October 1, 1990, payable on demand, $100,000 to a loan evidenced by a promissory note, dated March 16, 1993, payable on demand, and $125,000 to a loan evidenced by a promissory note, dated June 27, 1994, payable on demand. All notes, except the 1981 promissory notes, bear interest at a floating rate which is currently 8.25%. At the present time, Mr. Petit has approximately $873,182 of principal indebtedness outstanding to Healthdyne.

     Mr. Carl E. Sanders, a director of Healthdyne, is also the Chairman of Troutman Sanders LLP, a law firm based in Atlanta, Georgia which provided certain legal services to Healthdyne in fiscal year 1995 and may be retained by Healthdyne in the future.

          OPERATION, MANAGEMENT AND BUSINESS OF NEWCO AFTER THE MERGER

BUSINESS OF NEWCO

     Newco is a recently incorporated Delaware corporation formed for the purposes of the Merger. Prior to the Merger, Newco will have no material assets or liabilities. At the consummation of the Merger, Healthdyne and Tokos will merge with and into Newco, and Newco will issue shares of Newco Common Stock to former stockholders of Healthdyne and Tokos.

     From and after the Effective Time, Newco will consolidate the operations of each of the constituent companies in order to take advantage of efficiencies presented by the combination. Newco expects that decisions as to the continuing employment of Healthdyne and Tokos officers and employees, and the continuing operation of business and each company's facilities, will be made on a case-by-case basis after the consummation of the Merger, based upon Newco's evaluation of the combined operations of Healthdyne and Tokos.

MANAGEMENT OF NEWCO

     Directors After the Merger. As provided in the Merger Agreement, as of the Effective Time, Newco is obligated to take all action necessary to cause: Carl
E. Sanders and Craig T. Davenport to be elected as directors of Newco for terms expiring at the 1996 Annual Meeting of Stockholders; Jackie M. Ward, Frederick
P. Zuspan, M.D., Thomas W. Erickson and David L. Goldsmith to be elected as directors of Newco for terms expiring at the 1997 Annual Meeting of Stockholders; and Parker H. Petit, Robert F. Byrnes, Morris S. Weeden and Gene
P. Guselli to be elected as directors of Newco for terms expiring at the 1998 Annual Meeting of Stockholders. Under the terms of the Newco Bylaws, if any of the Tokos Nominated Directors (Robert F. Byrnes, Gene P. Guselli, Craig T. Davenport, Thomas W. Erickson and David L. Goldsmith) are unable or unwilling to serves as a director of Newco, such individual or individuals shall be replaced by an individual or individuals designated by the Tokos Board of Directors and if any of the Healthdyne Nominated Directors (Parker H. Petit, Carl E. Sanders, Jackie M. Ward, Morris S. Weeden and Frederick P. Zuspan, M.D.) are unable or unwilling to serve, such individual or individuals shall be replaced by a individual or individuals designated by the Healthdyne Board of Directors. In addition, for a period of three years following the Effective Time and continuing through Newco's 1998 Annual Meeting of Stockholders, (i) any vacancy on Newco's Board of Directors, or any committee thereof, arising among the Tokos Nominated Directors and any nominee selected to fill a director position occupied by a Tokos Nominated Director will be filled or selected by the remaining Tokos Nominated Directors and (ii) any vacancy on Newco's Board of Directors, or any committee thereof, arising among the Healthdyne Nominated Directors and any nominee selected to fill a director position occupied by a Healthdyne Nominated Director will be filled or selected by the remaining Healthdyne Nominated Directors. As provided in Newco Bylaws, the affirmative vote of a majority of all directors will be necessary to constitute the act of Newco's Board of Directors.

     At each annual meeting, directors will be elected to succeed those directors whose terms expire at such annual meeting, for a term of office which will expire at the third succeeding annual meeting. Biographical information with respect to the proposed directors of Newco is set forth below.

     Parker H. Petit, age 56, is the founder of and has been employed by Healthdyne as its Chairman of the Board of Directors and Chief Executive Officer since 1970. Mr. Petit is also Chairman of the Board of Directors of Healthdyne Technologies, Inc. and Healthdyne Information Enterprises, Inc. and a director of Atlantic Southeast Airlines, Inc., a regional airline.

     Robert F. Byrnes, age 51, has served as Chief Executive Officer of Tokos since July 1984, as Chairman of the Board since November 1987 and as President and Chief Operating Officer of Tokos since January 1994. From 1982 to July 1984, Mr. Byrnes was the President and Chief Operating Officer of Caremark, Inc. (formerly Home Health Care of America, Inc.). From 1978 to 1982, Mr. Byrnes was Vice President of Marketing -- Business Development and Clinical Research for Genentech, Inc. Prior to that, Mr. Byrnes held managerial positions with divisions of American Hospital Supply Corporation, Abbott Laboratories, Inc. and Eli Lilly & Company. Mr. Byrnes is also a director of several private healthcare companies.

     Carl E. Sanders, age 70, has served as a director of Healthdyne since 1986. Mr. Sanders, a former governor of the State of Georgia, is Chairman of Troutman Sanders LLP, an Atlanta based law firm which provides legal services to Healthdyne. Mr. Sanders is also a director of Carmike Cinemas, Inc., The Actava Group, Inc., Norrell Corporation, Roadmaster Industries, Inc. and Healthdyne Information Enterprises, Inc.

     Jackie M. Ward, age 57, is President and Chief Executive Officer of Computer Generation Incorporated, a privately-held, Atlanta based corporation engaged in designing and producing "turnkey" computer hardware and software systems for telecommunications and other specialized applications, which she founded in 1968. Ms. Ward is also a former Chairperson of the Board of Regents of the University System of Georgia and Chairman-elect of the Metro Atlanta Chamber of Commerce, as well as a director of SCI Systems, Inc., Trigon Blue Cross Blue Shield and NationsBank, N.A. and a member of several other government and public service commissions.

     Morris S. Weeden, age 76, has served as a director of Healthdyne since 1987 and is retired. Mr. Weeden was Vice Chairman--Board of Directors of Morton Thiokol Inc., a salt, chemical, pharmaceutical, household and aerospace products manufacturer, from March 1980 to December 1984. Prior thereto, Mr. Weeden was Executive Vice President of Morton Norwich Products, Inc. in charge of pharmaceutical operations, President of Morton International, a pharmaceutical division of Morton Norwich Products, Inc. and President of Bristol Laboratories, a pharmaceutical division of Bristol Myers Corp. Mr. Weeden is also a director of Xytronyx, Inc.

     Frederick P. Zuspan, M.D., age 74, has served as a director of Healthdyne since 1993 and has been a physician since 1951. Dr. Zuspan has been Professor and Chairman Emeritus, Department of Obstetrics and Gynecology at the Ohio State University College of Medicine since July 1991 and Editor-in-Chief of the American Journal of Obstetrics and Gynecology since 1991. Dr. Zuspan was previously Professor of the Ohio State University College of Medicine from 1987 to 1991 and Professor and Chairman of the Department of Obstetrics and Gynecology at the Ohio State University College of Medicine from 1983 to 1991, at the University of Chicago, Pritzker School of Medicine from 1966 to 1975, and at the Medical College of Georgia from 1960 to 1966.

     Thomas W. Erickson, age 44, has served as a director of Tokos since 1985. Mr. Erickson has also served as President of CareSelect Group, Inc., a management service organization that provides management and administrative services for various independent practice associations, since June 1994. Mr. Erickson has also served as President and Chief Executive Officer of Erickson Capital Group, Inc., a private investment firm, which invests in a wide range of health care service companies and managed care alliances. Mr. Erickson is also a director of numerous private healthcare companies.

     Gene P. Guselli, age 42, has served as a director of Tokos since April 1994. Mr. Guselli has been President and Chief Executive Officer of InfoMedics, Inc., a private company that produces automated patient information systems, since December 1995. Prior to December 1995, Mr. Guselli served as President and Chief Executive Officer of Private Healthcare Systems, Inc. since 1985. Prior to 1985, Mr. Guselli served in a variety of capacities as a hospital administrator in both Boston and New York City. Mr. Guselli also served as a senior consultant for the Health Data Institute in 1984. Mr. Guselli has over 19 years in the healthcare industry. He is also a director of the American Association of Preferred Provider Organizations.

     Craig T. Davenport, age 43, has served as a director of Tokos since November 1986 and as a consultant to Tokos through December 1994. Mr. Davenport has been the Chief Executive Officer of the D.W. Group, a private advisory and investment firm which provides services to newly emerging health care companies, since August 1994. He has also been the President and Chief Executive Officer of Intercare Systems, Inc., a private company that develops interactive, multimedia systems for use in educating patients and professionals, since October 1994. Mr. Davenport served as Chief Operating Officer of Tokos from November 1986 to December 1993, and as President of Tokos from November 1987 to December 1993. Prior to joining Tokos in 1985, Mr. Davenport held managerial positions with divisions of American Hospital Supply Corporation. Mr. Davenport is also a director of TheraTx, Inc. and numerous private healthcare companies.

     David L. Goldsmith, age 47, has served as a director of Tokos since 1985. Mr. Goldsmith has been a managing director of Robertson Stephens since 1992, and a partner of Robertson Stephens from 1981 to 1992.

In addition, Mr. Goldsmith directs the Robertson Stephens' venture capital and management buyout activity. Mr. Goldsmith is also a director of Apria Healthcare, Inc., Spectranetics, Inc., and several private health care companies.

     In addition, Newco is obligated to take all necessary actions to establish the Executive Committee and such committee will initially consist of Parker H. Petit, as Chairman, and Robert F. Byrnes, Carl E. Sanders, Jackie M. Ward, Gene
P. Guselli and Craig T. Davenport, as the other members.

     In addition to such powers as may be delegated to it from time to time by Newco's Board of Directors, the Executive Committee shall: resolve any differences, disagreements or issues presented to the Executive Committee for consideration by the Transition Committee; act in the absence of the full Board of Directors of Newco as deemed necessary and appropriate and as permitted by applicable law; keep the full Board of Directors of Newco apprised of Executive Committee activities and decisions; and conduct detailed review and evaluation of the annual budget prior to submission to the full Board of Directors of Newco. In all matters brought before the Executive Committee by the Transition Committee for resolution by the Executive Committee, Parker H. Petit and Robert
F. Byrnes shall act as ex officio nonvoting members.

     The Audit Committee shall initially consist of four members. In addition to such powers as may be delegated to it from time to time by Newco's Board of Directors, the Audit Committee shall: recommend outside accountants for approval by the full Board of Directors and the stockholders of Newco; meet with Newco's outside auditors and Newco's Chief Financial Officer and their respective staffs to review and evaluate accounting and control systems, issues and related matters; meet independently with Newco's auditors and Chief Financial Officer to discuss the accuracy and integrity of Newco's financial reporting management information and control systems, and any other appropriate issues; and address any other matters which are appropriate for the Audit Committee's review or involvement. The initial members of the Audit Committee shall be two non-employee Tokos Directors designated by the Board of Directors of Tokos and two non-employee Healthdyne Directors designated by the Board of Directors of Healthdyne.

     The Compensation Committee shall initially consist of six members. In addition to such powers as may be delegated to it from time to time by Newco's Board of Directors, the Compensation Committee shall: review and approve salaries for all corporate officers; review and approve all incentive and special compensation plans and programs, including stock options and related longer term incentive compensation programs; review and approve management succession planning; conduct special competitive compensation studies and retain compensation consultants as deemed necessary and appropriate; and recommend appropriate programs and actions on any of the above matters to the full Board of Directors of Newco for their review and approval. The initial members of the Compensation Committee shall be two non-employee Healthdyne Directors designated by the Board of Directors of Healthdyne and two non-employee Tokos Directors designated by the Board of Directors of Tokos. Parker H. Petit and Robert F. Byrnes shall serve as ex officio non-voting members of the Compensation Committee.

     The Nominating Committee shall initially consist of Robert F. Byrnes, as Chairman, and Parker H. Petit, Frederick P. Zuspan, M.D. and David L. Goldsmith, as the other members. In addition to such powers as may be delegated to it from time to time by Newco's Board of Directors, the Nominating Committee shall to the extent not inconsistent with the Merger Agreement: identify, screen and recommend candidates for appointment to the Board of Directors of Newco for consideration by the full Board of Directors of Newco and by the stockholders of Newco; and establish compensation and retirement policies for members of the Board of Directors of Newco.

     For a period of three years following the Effective Time, any vacancies on a committee of Newco's Board of Directors shall be filled in the same manner as vacancies in Newco's Board of Directors. In accordance with the Newco Bylaws, each of the committees named herein may act only by affirmative vote of a majority of the authorized number of members of such committee.

     In addition to the above committees, pursuant to the Merger Agreement, Healthdyne and Tokos have established the Transition Committee. Glass & Associates, Inc. has been selected to serve as the Consultant to Healthdyne, Tokos and the Transition Committee until the conclusion of the Transition Period. Prior to the

Effective Time, the Transition Committee is to deliver a business plan to the Boards of Directors of Healthdyne and Tokos that specifically identifies business strategies, goals and potential savings to be achieved by Newco in the Transition Period. The Transition Committee will survive the Merger and will thereafter continue as a committee of the Board of Directors of Newco to report directly to the Board of Directors of Newco at each regular or special meeting thereof for a period of nine months following October 2, 1995, unless extended or earlier terminated by the Newco Board of Directors.

     Executive Officers After the Merger. Newco's Board of Directors is obligated to take all action necessary to cause Parker H. Petit to be elected the Chairman of the Board of Newco, Robert F. Byrnes to be elected the President and Chief Executive Officer of Newco, Frank Powers to be elected the Executive Vice President-Provider Operations of Newco, Terry P. Bayer to be elected the Executive Vice President-Managed Care Operations of Newco, Donald R. Millard to be elected the Senior Vice President and Chief Financial Officer of Newco and J. Brent Burkey to be elected the Senior Vice President and General Counsel of Newco. Other senior management positions of Newco after the Merger are expected to be held by persons currently employed by Healthdyne or Tokos. Biographical information with respect to Ms. Bayer and Messrs. Powers, Millard and Burkey is set forth below.

     Terry P. Bayer, age 45, has served as President of Tokos Medical Corporation, Tokos' principal subsidiary, since October 1994 and as President of Tokos' Matryx Health Partners division since March 1994. Prior to joining Tokos, Ms. Bayer attended Stanford Law School from which she received a juris doctor degree in June 1994. Ms. Bayer served as Vice President and General Manager of Lincoln National Insurance from May 1989 through May 1992; Regional Vice President of Partners National Health Plan from September 1988 through May 1989; and Regional Vice President for Maxicare Health Plans from September 1984 through September 1988. Prior to 1984 Ms. Bayer held a number of management level positions with various health plans and similar organizations.

     Frank Powers, age 47, has served as President of Healthdyne Maternity Management since October 1989 and as President of Healthdyne's Home Care Group from November 1986 to October 1989. In addition, he was President of Healthdyne's Home Care Products Division from September 1984 to November 1986 and Corporate Controller of Healthdyne from January 1983 to September 1984.

     Donald R. Millard, age 48, has served as Vice President-Finance and Chief Financial Officer of Healthdyne since July 1987 and, in addition, was elected Treasurer in March 1990. Prior to joining Healthdyne, he served as President of Dental One, Inc., a dental healthcare provider, from December 1982 to June 1987.

     J. Brent Burkey, age 49, has served as Senior Vice President and General Counsel of Healthdyne since September 1987 and as Vice President and General Counsel of Healthdyne since November 1982. He has also served as Secretary of Healthdyne since August 1984 and prior thereto as Assistant Secretary.

     Neither Healthdyne nor Tokos is aware of any material relationships between Healthdyne or its directors or executive officers and Tokos or its directors or executive officers, except as contemplated by the Merger Agreement or as described herein, including the documents incorporated herein by reference.

NEWCO PRINCIPAL STOCKHOLDERS

     The following table sets forth certain information known to Healthdyne and Tokos with respect to certain stockholders of Healthdyne and Tokos as of December 31, 1995, and with respect to Newco, as adjusted to reflect the consummation of the Merger, by (1) each person who owns beneficially more than five percent (5%) of the outstanding shares of Healthdyne or Tokos Common Stock or is projected to own beneficially more than five percent (5%) of the outstanding shares of Newco Common Stock, (2) each of Healthdyne's and Tokos' directors and Newco's designated directors, (3) each of Newco's designated executive officers and

(4) all of Healthdyne's directors and officers as a group, all of Tokos' directors and officers as a group and all of Newco's designated directors and executive officers as a group.

                                                AMOUNT AND NATURE OF BENEFICIAL
                                                          OWNERSHIP(1)                  PERCENT OF CLASS(2)
                                              ------------------------------------   --------------------------
    NAME AND ADDRESS OF BENEFICIAL OWNER      HEALTHDYNE     TOKOS        NEWCO      HEALTHDYNE   TOKOS   NEWCO
- --------------------------------------------  ----------   ----------   ----------   ----------   -----   -----
Parker H. Petit(3)(4).......................   1,722,661                 1,722,661      10.3%              5.3 %
Robert F. Byrnes(5).........................                1,232,263    1,232,263                 7.0 %   3.6
Carl E. Sanders(6)..........................      72,500                    72,500         *                 *
Jackie M. Ward(7)...........................           4                         4        --                --
Morris S. Weeden(8).........................      15,000                    15,000         *                 *
Frederick P. Zuspan, M.D.(9)................       5,000                     5,000         *                 *
Gene P. Guselli(10).........................                   26,250       26,250                   *       *
Craig T. Davenport(11)......................                   92,392       92,392                   *       *
Thomas W. Erickson(12)......................                   24,000       24,000                   *       *
David L. Goldsmith(13)......................                   51,182       51,182                   *       *
Frank D. Powers(14).........................       3,967                     3,967         *         *
Terry P. Bayer(15)..........................                  180,000      180,000                 1.0       *
Donald R. Millard(16).......................      80,917                    80,917         *                 *
J. Brent Burkey(17).........................      33,965                    33,965         *                 *
Wellington Management
  Company(18)...............................   1,505,880                 1,505,880       9.3               4.5
Gruber & McBaine Capital Management(19).....   1,073,000                 1,073,000       6.6               3.2
J. Terry Dewberry(20).......................      35,192                    35,192         *                 *
J. Paul Yokubinas(21).......................      84,231                    84,231         *                 *
Thornton A. Kuntz, Jr.(22)..................         834                       834         *                 *
William J. Gresham, Jr.(23).................      13,500                    13,500         *                 *
Charles R. Hatcher, Jr. M.D.(24)............      10,000                    10,000         *                 *
Alexander H. Lorch(25)......................      21,000                    21,000         *                 *
State of Wisconsin Investment Board(26).....                1,223,000    1,223,000                 7.0     3.6
Mary J. George(27)..........................                   29,250       29,250                   *       *
Nicholas A. Mione(28).......................                  175,100      175,100                   1       *
All directors and executive officers of
  Matria as a group (14 persons)............   1,934,014    1,606,087    3,540,101      11.6       9.1    10.3
All directors and executive officers of
  Healthdyne as a group (13 persons)........   2,098,767                 2,098,767      12.6
All directors and executive officers of
  Tokos as a group
  (8 persons)...............................                1,810,437    1,810,437                10.0

- ---------------

  * Indicates less than 1%.
 (1) Under the rules of the Commission, a person is deemed to be a beneficial owner of a security if he or she has or shares the power to vote or to direct the voting of such security, or the power to dispose or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has the right to acquire beneficial ownership within 60 days as well as any securities owned by such person's spouse, children or relatives living in the same house. Accordingly, more that one person may be deemed to be a beneficial owner of the same securities. Unless otherwise indicated by footnote, the named individuals have sole voting power and investment power with respect to the shares held by them.
 (2) With respect to each person in the table, assumes that such person has exercised all options, warrants and other rights to purchase Newco Common Stock, exercisable within 60 days, beneficially owned by him or that no other person has exercised any such rights.
 (3) Does not include 260,500 shares owned by Bank South, N.A., Atlanta, Georgia, as Trustee of an irrevocable trust for benefit of two of Mr. Petit's children. Mr. Dewberry, a director of Healthdyne, is a member of a self-perpetuating, three-member advisory committee that has the power to remove the Trustee and to direct the Trustee as to the voting and disposition of the shares owned by the Trustee except that the advisory committee has no such power during the lifetime of Mr. Petit if the shares held by Mr. Petit and the trust, when aggregated, are "significant from the viewpoint of voting control" of Healthdyne. Both the Trustee and the advisory committee consider the shares owned by the Trustee to


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

     be significant in terms of voting control. In the absence of direction by the advisory committee, the Trustee has sole power to direct the voting and disposition of these securities.
 (4) Includes 1,601,411 shares owned by Mr. Petit, 3,750 shares held by Mr. Petit as custodian for one of his children, 97,500 shares held by Petit Investments, L.P., a limited partnership in which Mr. Petit serves as general partner ("Petit Investments"), 10,000 shares held by Petit Grantor Trust, a living trust, and 10,000 shares which are subject to purchase upon exercise of options exercisable within 60 days.
 (5) Includes 1,032,263 shares held by Mr. and Mrs. Byrnes, as trustees of The Byrnes Family Trust, as to which shares Mr. and Mrs. Byrnes share voting and dispositive power, and 200,000 shares issuable upon exercise of options held by Mr. Byrnes.
 (6) Represents 62,500 shares owned by Mr. Sanders and 10,000 shares which are subject to purchase upon exercise of options exercisable within 60 days.
 (7) Represents 4 shares issuable upon conversion of 8% Convertible Subordinated Debentures owned by Ms. Ward.
 (8) Represents 5,000 shares owned by Mr. Weeden and 10,000 shares which are subject to purchase upon exercise of options exercisable within 60 days.
 (9) Represents 5,000 shares which are subject to purchase by Dr. Zuspan upon exercise of options exercisable within 60 days.
(10) Represents 26,250 shares which are subject to purchase by Mr. Guselli upon exercise of options exercisable within 60 days.
(11) Represents 68,188 shares held by Mr. and Mrs. Davenport, as trustees of The Davenport Family Trust, as to which shares Mr. and Mrs. Davenport share voting and dispositive power, 7,500 shares owned by Mr. Davenport and 16,704 shares which are subject to purchase upon exercise of options exercisable within 60 days.
(12) Represents 24,000 shares which are subject to purchase by Mr. Erickson upon exercise of options exercisable within 60 days.
(13) Represents 21,932 shares owned by Mr. Goldsmith and 29,250 shares which are subject to purchase upon exercise of options exercisable within 60 days.
(14) Represents 634 shares owned by Mr. Powers and 3,333 shares which are subject to purchase upon exercise of options exercisable within 60 days.
(15) Represents 180,0000 shares which are subject to purchase by Ms. Bayer upon exercise of options exercisable within 60 days.
(16) Represents 14,421 shares owned by Mr. Millard, 58,333 shares which are subject to purchase upon exercise of options exercisable within 60 days, and 8,163 shares issuable upon conversion of 8% Convertible Subordinated Debentures owned by Mr. Millard.
(17) Represents 13,965 shares owned by Mr. Burkey and 20,000 shares which are subject to purchase upon exercise of options exercisable within 60 days.
(18) Based on information set forth in Amendment No. 1 to Schedule 13G dated January 25, 1995, Wellington Management Company, in its capacity as investment adviser, may be deemed to be the beneficial owner of shares owned by numerous investment counselling clients. The address of Wellington Management Company is 75 State Street, Boston, Massachusetts 02109.
(19) Based on information set forth in a joint filing on Schedule 13D dated January 19, 1995, with respect to beneficial ownership of the following persons and entities: Gruber & McBaine Capital Management, Jon D. Gruber,
     J. Patterson McBaine, Lagunitas Partners, L.P., GMJ Investments, L.P., Charles C. McGettigan, Myron A. Wick, III, Proactive Investment Managers, L.P., and Proactive Partners. The address of Gruber & McBaine Capital Management is 50 Osgood Place, San Francisco, California 94113.
(20) Represents 30,192 shares owned by Mr. Dewberry and 5,000 shares which are subject to purchase upon exercise of options exercisable within 60 days.
(21) Represents 64,231 shares owned by Mr. Yokubinas and 20,000 shares which are subject to purchase upon exercise of options exercisable within 60 days.
(22) Represents 834 shares which are subject to purchase by Mr. Kuntz upon exercise of options exercisable within 60 days.

(23) Represents 3,500 shares owned by Mr. Gresham and 10,000 shares which are subject to purchase upon exercise of options exercisable within 60 days.
(24) Represents 10,000 shares which are subject to purchase by Dr. Hatcher upon exercise of options exercisable within 60 days.
(25) Represents 11,000 shares owned by Mr. Lorch and 10,000 shares which are subject to purchase upon exercise of options exercisable within 60 days.
(26) Based on information in the Schedule 13G filed by SWIB with respect to holdings as of September 30, 1995; SWIB manages these shares on behalf of the investment trust funds held by the Wisconsin Retirement System; SWIB has sole voting and dispositive power with respect to these shares. The address of the State of Wisconsin Investment Board is 121 East Wilson Street, Madison, Wisconsin 53703.
(27) Represents 29,250 shares which are subject to purchase by Ms. George upon exercise of options exercisable within 60 days.
(28) Includes 51,600 shares held by Mr. Mione, as trustee of The Nicholas A. Mione Jr. Living Trust, and 117,500 shares which are subject to purchase by Mr. Mione upon exercise of options exercisable within 60 days.

DESCRIPTION OF CAPITAL STOCK OF NEWCO

     The authorized capital stock of Newco consists of 1,000 shares of common stock, $.01 par value, and 1,000 shares of preferred stock, $.01 par value. Newco's authorized capital stock, as set forth in the Amended and Restated Certificate of Incorporation which will be adopted by the approval of the Merger Agreement, will consist of 100,000,000 shares of common stock, $.01 par value, and 50,000,000 shares of preferred stock, $.01 par value.

     COMMON STOCK. The holders of Newco Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The holders of Newco Common Stock have no cumulative voting rights in the election of directors. Subject to the prior rights of holders of preferred stock of Newco which may be issued, the holders of Newco Common Stock are entitled to dividends, when and if declared by the Board of Directors out of funds legally available therefor. In the event of the liquidation, dissolution or winding up of Newco the holders of Newco Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of Newco Common Stock have no preemptive rights and have no right to convert Newco Common Stock into any other securities. All shares of Newco Common Stock issued pursuant to the Merger will be when issued, fully paid and nonassessable.

     PREFERRED STOCK. The Board of Directors has the authority, without further stockholder approval, to issue authorized but unissued shares of preferred stock in one or more series and to determine the preferences, rights, privileges and restrictions of any series, including the dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preferences, the number of shares constituting any such series and the designation of such series. Such issuance of preferred stock may adversely affect, among other things, the voting rights of existing stockholders.

     COMMON STOCK PURCHASE RIGHTS. Pursuant to the Rights Agreement (the "Rights Agreement") between Newco and SunTrust Bank, as Rights Agent, a common stock purchase right (a "Right") will be issued with each share of Newco Common Stock. Each Right entitles the registered holder to purchase from Newco a unit consisting of one-hundredth of a share (a "Unit") of Newco Common Stock at a Purchase Price of $61 per Unit, subject to adjustment. The Purchase Price shall be paid in cash. The description and terms of the Rights are set forth in the Rights Agreement.

     Initially, the Rights will be attached to all Newco Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Newco Common Stock and a "Distribution Date" will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Newco


                                     25